Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES RECEIPT OF NASDAQ DELISTING DETERMINATION; HAS DETERMINED NOT TO APPEAL

San Mateo, California, and Singapore, July 15, 2024 – ASLAN Pharmaceuticals (“ASLAN” or the “Company”, Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that on July 9, 2024, the Company was notified by the staff of the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") that, based upon the Company’s non-compliance with the $1.00 bid price and $2.5 million stockholders’ equity requirements for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rules 5550(a)(2) and 5550(b)(1), respectively, the Staff had determined to delist the Company’s securities from Nasdaq. Upon consideration by the Company’s board of directors, the Company has determined not to request a hearing before the Nasdaq Hearings Panel.

As previously disclosed, on January 5, 2024, the Staff notified the Company that the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 threshold for the previous 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a 180 calendar day period, through July 3, 2024, to regain compliance with the bid price requirement. As also disclosed, on April 18, 2024, the Staff notified the Company that it no longer satisfied the stockholders’ equity requirement of $2.5 million, and the Company was provided with the opportunity to address the deficiency and submit a compliance plan for the Staff’s review, which the Company timely submitted.

As previously disclosed, effective July 3, 2024, the Company changed the ratio of its ordinary shares, par value $0.01 per share, from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing two hundred (200) ordinary shares, which resulted in a closing price in excess of $1.00 per ADS. As of the date of this press release, the bid price for the Company’s ADSs closed above the minimum $1.00 threshold for five consecutive business days. In order to evidence full compliance, the Company’s bid price must close at or above $1.00 per ADS for a minimum of ten, though generally not more than, 20 consecutive business days.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is currently investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the TREK-DX Phase 2 trial ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans and maintain its listing. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com